[LETTERHEAD DAVIS, MALM & D’AGOSTINE P.C.]

John T. Lynch

November 16, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

Re:  Benthos, Inc.

Ladies and Gentlemen:

Enclosed for filing is the preliminary proxy material with respect to a special meeting of shareholders of Benthos, Inc. called for the purpose of approving a Merger Agreement with Teledyne Technologies Incorporated and an acquisition subsidiary. The appropriate filing fee was paid today in accordance with the procedures of the Securities and Exchange Commission for electronic payments.

If you need any additional information, please contact the undersigned or William F. Griffin, Jr. at 617-367-2500.

Very truly yours,

/s/    John T. Lynch

John T. Lynch

JTL:nba

cc: Benthos, Inc.